UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 2-26850

NORTHROP GRUMMAN SYSTEMS CORPORATION (Exact name of registrant as specified in its charter)

1840 Century Park East Los Angeles, California 90067 (310) 553-6262 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

7.125% Notes due 2011 7.75% Debentures due 2031 (Title of each class of securities covered by this Form)

None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[X]
Rule 12h-3(b)(1)(i)	[ ]
Approximate number of holders of record as of the certification or notice date: Under 100 as to each class

Pursuant to the requirements of the Securities Exchange Act of 1934, Northrop Grumman Systems Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: January 8, 2002	/s/ John H. Mullan Name John H. Mullan Title Corporate Vice President and Secretary